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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------
                                SCHEDULE 14D-1/A
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                                     OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)
                                      AND
                                 SCHEDULE 13D/A
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)
                            ------------------------
                                 ENDOGEN, INC.
                           (Name of Subject Company)

                             EWOK ACQUISITION CORP.
                               PERBIO SCIENCE AB
                                  PERSTORP AB
                                   (Bidders)

                         COMMON STOCK, PAR VALUE $0.01
                         (Title of Class of Securities)

                                  29264J 10 8
                     (CUSIP Number of Class of Securities)

                                MAGNUS LINDQUIST
                            CHIEF FINANCIAL OFFICER
                                  PERSTORP AB
                           SE-284 80 PERSTORP, SWEDEN
                               011-46-435-380-00
                            ------------------------
                                   COPIES TO:
                          PATRICIA KAVEE MELICK, ESQ.
                                 WIGGIN & DANA
                              THREE STAMFORD PLAZA
                          STAMFORD, CONNECTICUT 06911
                                 (203) 363-7600

          (Name, Address and Telephone Number of Persons Authorized to
            Receive Notices and Communications on Behalf of Bidders)

                                  MAY 27, 1999
        (Date of Event which Requires Filing Statement on Schedule 13D)
                            ------------------------

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

 1     NAMES OF REPORTING PERSONS
       IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       Ewok Acquisition Corp.

 2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                   (a) [x]
                                                                                           (b) [ ]

 3.    SEC USE ONLY

 4.    SOURCE OF FUNDS*
       AF

 5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEM 2(e) or 2(f)                                                                    [ ]

 6.    CITIZENSHIP OR PLACE OF ORGANIZATION
       Massachusetts

  NUMBER OF      7.    SOLE VOTING POWER                                      0
   SHARES
BENEFICIALLY     8.    SHARED VOTING POWER                                    1,259,772
  OWNED BY
    EACH         9.    SOLE DISPOSITIVE POWER                                 0
 REPORTING
PERSON WITH     10.    SHARED DISPOSITIVE POWER                               1,259,772

11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       1,259,772

12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*                                                                         [ ]

13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       30.3%

14.    TYPE OF REPORTING PERSON*
       CO


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

 1     NAMES OF REPORTING PERSONS
       IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       PerBio Science AB

 2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                   (a) [x]
                                                                                           (b) [ ]

 3.    SEC USE ONLY

 4.    SOURCE OF FUNDS*
       AF

 5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEM 2(e) or 2(f)                                                                    [ ]

 6.    CITIZENSHIP OR PLACE OF ORGANIZATION
       Sweden

  NUMBER OF      7.    SOLE VOTING POWER                                      0
   SHARES
BENEFICIALLY     8.    SHARED VOTING POWER                                    1,259,772
  OWNED BY
    EACH         9.    SOLE DISPOSITIVE POWER                                 0
 REPORTING
PERSON WITH     10.    SHARED DISPOSITIVE POWER                               1,259,772

11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       1,259,772

12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*                                                                         [ ]

13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       30.3%

14.    TYPE OF REPORTING PERSON*
       CO


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

 1     NAMES OF REPORTING PERSONS
       IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       Perstorp AB

 2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                   (a) [x]
                                                                                           (b) [ ]

 3.    SEC USE ONLY

 4.    SOURCE OF FUNDS*
       WC

 5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEM 2(e) or 2(f)                                                                    [ ]

 6.    CITIZENSHIP OR PLACE OF ORGANIZATION
       Sweden

  NUMBER OF      7.    SOLE VOTING POWER                                      0
   SHARES
BENEFICIALLY     8.    SHARED VOTING POWER                                    1,259,772
  OWNED BY
    EACH         9.    SOLE DISPOSITIVE POWER                                 0
 REPORTING
PERSON WITH     10.    SHARED DISPOSITIVE POWER                               1,259,772

11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       1,259,772

12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*                                                                         [ ]

13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       30.3%

14.    TYPE OF REPORTING PERSON*
       CO


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                EXPLANATORY NOTE

     This Amendment No. 1 to Tender Offer Statement on Schedule 14D-1/A and Amendment No. 1 to Schedule 13D on Schedule 13D/A (collectively, along with the original Schedule 14D-1 and Schedule 13D, dated and filed with the Securities and Exchange Commission on June 2, 1999, the 'Schedule 14D-1') relates to the offer by Ewok Acquisition Corp, a Massachusetts corporation ('Purchaser') and a wholly-owned subsidiary of PerBio Science AB, a Swedish corporation ('Parent'), which is a direct wholly-owned subsidiary of Perstorp AB, a Swedish corporation ('Perstorp'), to purchase all outstanding shares of common stock, $.01 par value per share (the 'Shares'), of Endogen, Inc., a Massachusetts corporation (the 'Company'), at a price of $3.75 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase, dated June 2, 1999 (the 'Offer to Purchase'), as supplemented by the Supplement to Offer to Purchase, dated June 17, 1999 (the 'Supplement'), and in the related Letter of Transmittal, copies of which have been attached to the
Schedule 14D-1 as Exhibits (a)(1), (a)(10) and (a)(2), respectively.

     Capitalized terms used, but not otherwise defined, herein have the meanings ascribed to such terms in the Offer to Purchase, as amended by the Supplement.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     (a) and (b) The information set forth in Section 10 'Background of the Offer; Contacts with the Company' and Section 11 'Purpose of the Offer and the Merger; Plans for the Company; Appraisal Rights' of the Offer to Purchase, as supplemented by the Supplement is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

     The information set forth in 'Introduction,' Section 9 'Certain Information Concerning Perstorp, the Purchaser and Parent,' Section 10 'Background of the Offer; Contacts with the Company,' Section 11 'Purpose of the Offer and the Merger; Plans for the Company; Appraisal Rights,' Section 12 'The Merger Agreement; Stockholder Agreement; Employment Agreements and Confidentiality Agreement,' and Section 13 'Source and Amount of Funds' of the Offer to Purchase, as supplemented by the Supplement is incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION.

     (f) The information set forth in the Offer to Purchase, the Supplement, the Letter of Transmittal, the Agreement and Plan of Merger dated as of May 27, 1999 and related Letter Agreement, among the Purchaser, Parent and the Company, the Stockholder Agreement the Employment Agreements, copies of which are attached hereto as Exhibits (a)(1), (a)(10), (a)(2), (c)(1), (c)(2), (c)(3) and (c)(4),
respectively, is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

     Item 11 of Schedule 14D-1 is hereby amended to add the following exhibit:

     (a)(10) -- Supplement to Offer to Purchase, dated June 17, 1999.

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                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 17, 1999

                                       EWOK ACQUISITION CORP.

                                       By: /s/ ROBB ANDERSON
                                          ....................................
                                           NAME: ROBB ANDERSON
                                           TITLE: PRESIDENT

                                       PERBIO SCIENCE AB

                                       By: /s/ MATS FISCHIER
                                          ....................................
                                           NAME:  MATS FISCHIER
                                           TITLE: DIRECTOR

                                       PERSTORP AB
                                       By: /s/ AKE FREDRIKSSON
                                          ....................................
                                           NAME:  AKE FREDRIKSSON
                                           TITLE: PRESIDENT AND CHIEF EXECUTIVE
                                                  OFFICER

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                                 EXHIBIT INDEX


 EXHIBIT
  NUMBER                         DESCRIPTION
---------    ---------------------------------------------------------
 (a) (10) -- Supplement to Offer to Purchase, dated June 17, 1999.